

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2022 and 2021

(With Independent Auditor's Report Thereon)

Contents



Independent Auditor's Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Shinhan Financial Group Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of Shinhan Financial Group Co., Ltd. (the Company), which comprise the separate statements of financial position as at December 31, 2022 and 2021, and the statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Shinhan Financial Group Co., Ltd. as at December 31, 2022 and 2021, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company's Internal Control over Financial Reporting as of December 31, 2022, based on *Conceptual Framework for Designing and Operating Internal Control over Financial Reporting,* and our report dated March 6, 2023, expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Separate Financial Statements* section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

No key audit matter is identified to be described in this audit report.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

· Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

· Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

· Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

· Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

· Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Sungeun Jin, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
March 6, 2023

This report is effective as of March 6, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Statements of Financial Position
As of December 31, 2022 and 2021

(In millions of won)	Note	2022	2021
Assets			
Cash and due from banks at amortized cost	4, 6, 9, 34	₩ 2,187	44,913
Financial assets at fair value through profit or loss	4, 7, 34	1,778,475	1,617,734
Derivative assets	4, 8	-	17,933
Loans at amortized cost	4, 9, 34	4,009,467	3,976,059
Property and equipment	10, 12,34	5,820	5,098
Intangible assets	11	5,591	5,499
Investments in subsidiaries	13	30,730,364	30,335,041
Net defined benefit assets	17	1,746	-
Assets held for sale		-	15,385
Deferred tax assets	30	18,311	-
Other assets	4, 9, 14, 34	904,353	798,231
Total assets		₩ 37,456,314	36,815,893
Liabilities			
Derivative liabilities	4, 8	₩ -	6,263
Borrowings	4, 15	20,000	-
Debt securities issued	4, 16, 34	9,815,457	9,559,553
Net defined benefit liabilities	17	-	1,531
Deferred tax liabilities	30	-	9,151
Other liabilities	4, 18, 34	944,308	834,019
Total liabilities		10,779,765	10,410,517
Equity	19		
Capital stock		2,969,641	2,969,641
Hybrid bonds		4,196,968	3,334,531
Capital surplus		11,350,819	11,350,819
Capital adjustments		(46,114)	(45,797)
Accumulated other comprehensive loss		(5,210)	(7,253)
Retained earnings		8,210,445	8,803,435
Total equity		26,676,549	26,405,376
Total liabilities and equity		₩ 37,456,314	36,815,893

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Statements of Comprehensive Income
For the years ended December 31, 2022 and 2021

(In millions of won, except earnings per share data)	Note	2022	2021
Interest income	29, 34		
Financial assets at amortized cost	₩	87,451	75,085
Interest expense	34	(222,413)	(210,535)
Net interest expense	21	(134,962)	(135,450)
Fees and commission income	29, 34	70,141	61,050
Fees and commission expense	34	(548)	(2,399)
Net fees and commission income	22	69,593	58,651
Dividend income	23, 29, 34	1,470,893	1,580,222
Net gain(loss) on financial assets at fair value through profit or loss	25, 29	(102,228)	722
Net foreign currency transaction gain	29	46,983	41,756
Reversal of (Provision for) credit loss allowance	9, 24, 29, 34	2,082	(2,868)
General and administrative expenses	26, 34	(134,923)	(118,851)
Operating income		1,217,438	1,424,182
Non-operating income(expense)	28	3,478	(2,750)
Profit before income taxes		1,220,916	1,421,432
Income tax expense (benefit)	30	(28,335)	7,476
Profit for the year		1,249,251	1,413,956
Other comprehensive income (loss) for the year, net of income tax	17, 19	2,043	(282)
Items that will not be reclassified subsequently to profit or loss:			
Re-measurements of the defined benefit liability (asset)		2,043	(282)
Total comprehensive income for the year	₩	1,251,294	1,413,674
Basic and diluted earnings per share in Korean won	31	₩ 2,060	2,430

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2021	₩	2,969,641	2,179,934	11,351,424	(45,718)	(6,971)	8,608,787	25,057,097
Total comprehensive income for the period:								
Profit for the period		-	-	-	-	-	1,413,956	1,413,956
Other comprehensive income		-	-	-	-	(282)	-	(282)
		-	-	-	-	(282)	1,413,956	1,413,674
Transactions with owners:								
Dividends		-	-	-	-	-	(803,838)	(803,838)
Interim dividends		-	-	-	-	-	(299,082)	(299,082)
Dividend to hybrid bonds		-	-	-	-	-	(116,388)	(116,388)
Issuance of hybrid bonds		-	1,154,597	-	-	-	-	1,154,597
Acquisition of treasury stock		-	-	-	(79)	-	-	(79)
Others		-	-	(605)	-	-	-	(605)
		-	1,154,597	(605)	(79)	-	(1,219,308)	(65,395)
Balance at December 31, 2021	₩	2,969,641	3,334,531	11,350,819	(45,797)	(7,253)	8,803,435	26,405,376

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2022	₩	2,969,641	3,334,531	11,350,819	(45,797)	(7,253)	8,803,435	26,405,376
Total comprehensive income for the period:								
Profit for the period		-	-	-	-	-	1,249,251	1,249,251
Other comprehensive income		-	-	-	-	2,043	-	2,043
		-	-	-	-	2,043	1,249,251	1,251,294
Transactions with owners:								
Dividends		-	-	-	-	-	(747,705)	(747,705)
Interim dividends		-	-	-	-	-	(637,598)	(637,598)
Dividend to hybrid bonds		-	-	-	-	-	(156,277)	(156,277)
Repayments to hybrid bonds		-	(134,683)	-	(317)	-	-	(135,000)
Issuance of hybrid bonds		-	997,120	-	-	-	-	997,120
Acquisition of treasury stock		-	-	-	(300,600)	-	-	(300,600)
Retirement of treasury stock		-	-	-	300,600	-	(300,661)	(61)
		-	862,437	-	(317)	-	(1,842,241)	(980,121)
Balance at December 31, 2022	₩	2,969,641	4,196,968	11,350,819	(46,114)	(5,210)	8,210,445	26,676,549

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Statements of Cash Flows
For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022	2021
Cash flows from operating activities			
Profit before income taxes	₩	1,220,916	1,421,432
Adjustments for:			
Interest income	21	(87,451)	(75,085)
Interest expense	21	222,413	210,535
Dividend income	23	(1,470,893)	(1,580,222)
Net gain on financial instruments at fair value through profit or loss	25	124,937	11,039
Provision for(reversal of) credit loss allowance		(2,082)	2,869
Employee costs		5,636	6,556
Depreciation and amortization	26	3,226	2,868
Net foreign currency translation gain		(36,802)	(35,576)
Non-operating expense(income)		(4,832)	642
		(1,245,848)	(1,456,374)
Changes in assets and liabilities:			
Due from banks		41,000	(41,000)
Financial instruments at fair value through profit or loss		122,223	659,515
Other assets		(460)	(561)
Net defined benefit liabilities		(2,839)	(3,045)
Other liabilities		3,255	(9,820)
		163,179	605,089
Interest received		85,308	73,563
Interest paid		(212,555)	(207,832)
Dividend received		1,470,400	1,578,920
Income tax paid		(3,487)	(1,102)
Net cash provided by operating activities		1,477,913	2,013,696
Cash flows from investing activities			
Acquisition of financial instruments at fair value through profit or loss		(400,000)	(450,024)
Lending of loans at amortized cost		(500,000)	(1,029,384)
Collection of loans at amortized cost		568,000	380,000
Acquisition of property and equipment		(3,360)	(2,690)
Proceeds from disposal of property and equipment		-	998
Acquisition of intangible assets		(144)	(303)
Proceeds from disposal of intangible assets		-	351
Increase in other assets		(1,229)	(1,318)
Decrease in other assets		990	314
Acquisition of investment in subsidiary		(374,126)	(379,857)
Disposal of investments in subsidiaries		20,354	-
Net cash used in investing activities	₩	(689,515)	(1,481,913)

.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Statements of Cash Flows (Continued)
For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022	2021
Cash flows from financing activities			
Issuance of hybrid bonds		1,000,000	1,154,597
Repayments of hybrid bonds		(135,000)	-
Issuance of debt securities		2,210,000	1,431,000
Repayments of debt securities		(2,036,000)	(1,890,000)
Debt securities issuance costs paid		(3,328)	(2,296)
Increase in borrowings		20,000	-
Stock issuance costs paid		-	(605)
Hybrid bonds issuance costs paid		(2,880)	-
Dividends paid		(1,540,871)	(1,218,761)
Acquisition of treasury stock		(300,600)	(79)
Payment for disposal of treasury stock		(60)	-
Repayments of lease liabilities		(1,431)	(1,701)
Net cash outflow from financing activities		(790,170)	(527,845)
Effect on the exchange rate changes of cash equivalents in foreign currency		(3)	23
Net increase(decrease) in cash and cash equivalents		(1,775)	3,961
Cash and cash equivalents at the beginning of year	33	3,961	-
Cash and cash equivalents at the end of year	33	₩ 2,186	3,961

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards ("K-IFRS"), as prescribed in *the Act on External Audits of Corporations in the Republic of Korea.*

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 *'Separate Financial Statements'* in which presented on the basis of direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee's reported performance and net assets.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.

· Financial instruments at fair value through profit or loss are measured at fair value
· Liabilities for cash-settled share-based payment arrangements are measured at fair value
· Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company's functional currency and the currency of the primary economic environment in which the Company operates.

(d) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

2. Basis of preparation (continued)

(e) Changes in accounting policy

Except for the following new standard, which has been applied from January 1, 2022, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021.

i) Amendments to K-IFRS No. 1103 'Business combination' – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS 2121 Levies. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The Company expects that the amendments will not have a significant impact on the separate financial statements.

ii) Amendments to K-IFRS No. 1016 'Property, Plant and Equipment ' – Proceeds before the intended use

The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iii) Amendments to K-IFRS No. 1037, 'Provisions, Contingent Liabilities and Contingent Assets' - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iv) Annual Improvements to K-IFRSs 2018-2020 Cycle

For Annual Improvements to K-IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments will not have a significant impact on the separate financial statements.

- *K-IFRS No. 1101 'First-time Adoption of K-IFRS' -* Subsidiary as a First-time Adopter
- *K-IFRS No.1109, 'Financial Instruments' –* Fees related to 10 percent test for derecognition of financial liabilities
- *K-IFRS No.1041, 'Agriculture' -* Fair value measurement

(f) Approval of separate financial statements

These separate financial statements are approved by the Board of Directors on February 8, 2023, which will be submitted for approval to shareholder's meeting on March 23, 2023.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2021, except for the following amendments that have been applied for the first time since January 1, 2022 and as described in Note 2.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027 *Separate Financial Statements*. The Company's investments in subsidiaries are recorded at cost less impairment, if any, in accordance with K-IFRS No.1027. The Company applied K-IFRS No.1101 *First-time Adoption of K-IFRS*, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and are used by the Company in management of its short-term commitments. Generally, equity investments are excluded from cash and cash equivalents.

(c) Non-derivative financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized at the trade date. A financial asset is measured initially at its fair value plus, for an item not at Fair Value through Profit or Loss ("FVTPL"), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once designated, it cannot be modified.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Company may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income ("FVOCI") are classified as financial assets at FVTPL. The Company subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Company recognizes dividends in profit or loss when the Company's right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

3. Significant accounting policies (continued)

(c) Non-derivative financial assets (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Company's business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Company's business model changes.

① Financial assets at amortized cost
Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income.

② Financial asset at FVOCI
Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On removal, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the 'Net foreign currency transaction gain' and 'Provision for credit losses allowance' in the separate statement of comprehensive income, respectively.

③ Financial asset at FVTPL
Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in 'Net gain on financial assets at fair value through profit or loss' in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If the Company does not have or transfer most of the risks and rewards of ownership of the financial asset, the entity shall remove the financial asset if it does not control the financial asset. If the Company continues to control the financial asset, it continues to recognize the transferred asset to the extent that it is continuously involved and recognizes the related liability together.

If the Company transfers the right to cash flows of a financial asset but holds most of the risks and rewards of ownership of the financial asset, the entity shall continue to recognize the asset. Also, the amount of disposal received is recognized as a liability.

3. Significant accounting policies (continued)

(c) Non-derivative financial assets (continued)

vi) Offsetting

Financial assets and financial liabilities are offset, and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial instruments

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Derivatives that do not qualify for hedging accounting are classified as held for trading derivatives and gains or losses resulting from fair value change of derivative instruments are accounted for as described below.

i) Hedge accounting

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③ Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Other derivative financial instruments
All derivatives except those designated as hedging instruments and are effective in hedging are measured at fair value. Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are

recognized immediately in profit or loss.

3. Significant accounting policies (continued)

(e) Expected Credit Losses of financial assets

The Company recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, using the expected credit loss impairment model. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses ("ECL") or the lifetime ECL, depending on the stage.

	Category	Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-month ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Company, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

i) Reflection of forward-looking information

The Company determines future credit risk and reflects estimated future credit risk to the forward-looking information.

Assuming that the expected credit loss measure has a certain correlation with economic fluctuations, the Company calculates the expected credit loss by modeling between macroeconomic variables and measurement factors and reflecting forward-looking information to the measurement factors.

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, the Company calculates expected cash flows for individually significant financial assets.

For non-individually significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for doubtful accounts and are amortized as if the financial assets are not recoverable. The allowance of bad debts is increased when the loan receivables are subsequently recovered and the changes in the credit loss allowance are recognized in profit or loss.

iii) Measurement of expected credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for loan losses are recognized in other comprehensive income. In the case of disposal and redemption of Financial assets at fair value through other comprehensive income, the credit loss allowance is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(f) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(g) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use. The residual value of intangible assets is zero. However, if there are no foreseeable limits to the periods over which certain intangible assets are expected to be available for use, they are determined to have indefinite useful lives and are not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(h) Impairment of non-financial assets

The carrying amounts of the Company's non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

(i) Non-derivative financial liabilities

The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(j) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its foreign operations at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date's exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss.

(k) Paid-in capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity. Preferred stocks are classified as equity if they do not need to be repaid or are repaid only at the option of the Company and if payment is determined by the Company's discretion, and dividends are recognized when the shareholders' meeting approves the dividends. Preferred stocks that are eligible for reimbursement of a defined or determinable amount on or after a certain date are classified as liabilities. The related dividend is recognized in profit or loss at the time of occurrence as interest expense.

ii) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(l) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Company's net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company's obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

For the year ended December 31, 2022, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

The remeasurement component of net defined benefit liability is the change in the effect on asset ceiling except for the amount included in the net interest income of plan assets and net revenues of plan assets excluding actuarial gains and losses to the net of defined benefit liabilities. It is immediately recognized in other comprehensive income. The Company determines the net interest on the net defined benefit obligation (asset) by multiplying the net defined benefit obligation (asset) by the discount rate determined at the beginning of the annual reporting period and is the net present value of the net defined benefit obligation. It is determined by taking into consideration the fluctuations. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When an amendment or reduction of the system occurs, the gain or loss resulting from the change or decrease in the benefits to the past service is immediately recognized in profit or loss. The Company recognizes gains or losses on settlement when the defined benefit plan is settled.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(m) Share-based payments

In regards to the share-based payment transactions which grants an employee a stock or stock option in exchange for the goods or services provided, if the fair value of the goods or services provided or the fair value of the goods or services provided cannot be reliably measured, the Group indirectly measures the fair value of the goods or services based on the fair value of the given equity, and the amount is recognized as employee benefit expenses and capital during the vesting period. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(n) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision is originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(o) Recognition of revenues and expenses

The Company recognizes revenue by applying the following five-step revenue recognition model.
① Identify the contract → ② Identify performance obligations → ③ Determine the transaction price → ④ Allocate the transaction price to the performance obligations → ⑤ Recognize revenue once performance obligations are satisfied

i) Interest income and expenses

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Company uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commissions

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned after provision of services

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder's right to receive payment is established. Usually this is the ex-dividend date for equity securities.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(p) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company applies the consolidated corporate tax system, in which the Company, i.e. a consolidate parent corporation, and its wholly owned subsidiaries (hereinafter referred to as the "consolidated subsidiary corporation") file a corporate tax return and pay corporate tax as a single unit that calculates the amount of tax based on a single base. The Company evaluates the probability of realizing temporary differences by considering the future taxable profit of each entity and the consolidated group and recognizes changes in deferred tax assets (liabilities), except those recognized directly in equity, in profit or loss as income tax expense (benefit). In addition, given the Company, as the consolidated parent corporation, files a corporate tax return and pays corporate tax, it recognizes total consolidated income taxes payables and income tax allocated to each subsidiary as liabilities and receivables from subsidiaries, respectively, within its stand-alone financial statements

The carrying value of deferred tax assets is reviewed at the end of each reporting period. The carrying value of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying value of its assets and liabilities.

Deferred tax assets and liabilities are corporate taxes imposed by the same taxation authority. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets.

Because of the tax polices taken by the Company, tax uncertainties arise from the complexity of transactions and differences in tax law analysis. Also, it arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' tax amount. The Company paid the tax amount by the tax authorities in accordance with K-IFRS No. 2123. However, it will be recognized as the corporate tax assets if there is a high possibility of a refund in the future. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(q) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(r) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The management must confirm the sale plan of the asset and expect the sale completion requirements to be met within a year from the time of classification. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

(s) New standards and amendments not yet adopted by the Company

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning on or after January 1, 2022, and have not been early adopted by the Company.

(i) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity's own equity instruments, however, it would be excluded if an option to settle them by the entity's own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company expects that the amendment will not have a material impact on its separate financial statements.

(ii) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' – Disclosure of 'Accounting Policies'

The amendments require entities to disclose their material accounting policies. The IFRS Practice Statement 2 'Accounting Policy Disclosure' was amended to define and disclose material accounting policies and to provide guidelines on how to apply the concept of materiality. The amendments are effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted. The Company is determining whether there will be any impacts on the financial statements due to the amendments.

(iii) K-IFRS No.1008 'Accounting Policies, Changes in Accounting Estimates and Errors' – Definition of 'Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policy. The amendments are effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted. The Company is expecting that the amendments have no significant impact on the financial statements.

iv) K-IFRS No.1012 'Income Taxes' – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted. The Company is expecting that the amendments have no significant impact on the financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(s) New standards and amendments not yet adopted by the Company (continued)

v) Enactment of K-IFRS No. 1117 'Insurance Contracts'

K-IFRS No.1117 'Insurance Contracts' supersedes K-IFRS No.1104 'Insurance Contracts'. Under K-IFRS No.1117, all cash flows under an insurance contract are estimated and measured as insurance liabilities using discount rates reflecting assumptions and risks at the time of reporting and reflect services (insurance coverage) provided to policyholders for each financial year to recognize revenue on an accrual basis. In addition, regardless of insurance cases, investment factors (cancellation/maturity refunds) paid to policyholders are excluded from insurance revenue, and insurance and investment gains and losses are separately presented so that information users to identify the source of profits and losses. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted for the entities that have applied K-IFRS No.1109 'Financial Instruments'. The Company expects that the amendment will not have a material impact on its separate financial statements.

An entity applying K-IFRS No.1117 for the first time may apply an optional classification adjustment ('overlay') to the comparison period. This classification adjustment is applicable to all financial assets, including financial assets that are not associated with contracts within the scope of K-IFRS No.1117. An entity that applies classification adjustments to financial assets presents comparative information as if the classification and measurement requirements in K-IFRS No.1109 had been applied to that financial asset, and these classification adjustments can be applied by product.

vi) K-IFRS No. 1001 'Presentation of Financial Statements' – Classification of Debt with Covenants as Current or Non-current

The amendments require disclosure of the carrying amount of the financial liability and its related gains or losses if, all or part of a financial instrument subject to adjustment of the exercise price according to changes in the issuer's stock price. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company expects that the amendments will not have a material impact on its separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the "Group") manage various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the "Group Risk Management Committee") within the Board of Directors of the controlling company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the controlling company performs the risk management and supervision by assisting the group's chief risk manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits by risk type, department, desk, and product.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

4. Financial risk management (continued)

ii) Risk management framework

ii-1) Risk Capital Management

Risk capital refers to capital required to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of its risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group's risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group's business and financial planning. The Group also has adopted and maintains a risk limit management system control risk to an appropriate level.

ii-2) Risk monitoring

The Group proactively manages risks by periodically identifying risk factors that may affect the group's business environment, through a multidimensional risk monitoring system. Each subsidiary is required to report to the Company any factors that could have a material impact on the group-level risk management, and the Company prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Group performs preemptive risk management through a "Risk Dashboard" under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each subsidiary, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

ii-3) Risk review

The risk management departments of all subsidiaries are required to review in advance on matters relating to the adoption of new financial transactions, relating to the entry into new business concerning investment and capital increase, and relating to setting and changing limits. Through these reviews, risk factors are reviewed in advance, reckless promotion of business that may not easily detect risk factors are barred, and reasonable decision-making is supported.

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

ii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group's survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, "alert", "imminent crisis" and "crisis", determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers and investment securities. The Company's credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rate is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

4. Financial risk management (continued)

(b) Credit risk (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:
- if a borrower is overdue 90 days or more from the contractual payment date,
- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:
- qualitative factors (e.g. breach of contractual terms),
- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)
- internal observation data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred, and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating this forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing data obtained from past experience and drew correlations across credit risk for each variable. After that, the Company has reflected the forward-looking information through regression estimation. To reflect internal and external economic uncertainty, the Company has reviewed worst scenario in addition to the 3 scenarios of upside, central and downside to reflect the final forward-looking information.

Key macroeconomic variables	Correlation with credit risk
GDP growth rate	Negative
Private consumption growth rate	Negative
Facility investment growth rate	Negative
Consumer price index growth rate	Positive
Balance on current account	Negative
Government bond 3y yields	-

The predicted correlations between the macroeconomic variables and the risk of default, used by the Company, are derived based on data from the over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021

4. Financial risk management (continued)

(b) Credit risk (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default ("PD")
- Loss given default ("LGD")
- Exposure at default ("EAD")

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Shinhan Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower default. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed by considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value ("LTV")
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company's maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2022 and 2021 are as follows:

			December 31, 2022	December 31, 2021
Due from banks and loans at amortized cost (*1):	Banks	₩	2,187	44,913
	Corporations		4,009,467	3,976,059
			4,011,654	4,020,972
Financial assets at fair value through profit or loss			932,091	1,053,347
Derivative assets			-	17,933
Other financial assets (*1)(*2)			902,881	797,457
		₩	5,846,626	5,889,709

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2) It is comprised of accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information of financial assets by credit risk

Detailed information of financial assets at amortized costs on impairment as of December 31, 2022 and 2021 is as follows:

		December 31, 2022				
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):						
Banks	₩	2,189	-	2,189	(2)	2,187
Corporations		4,012,304	-	4,012,304	(2,837)	4,009,467
		4,014,493	-	4,014,493	(2,839)	4,011,654
Other financial assets at amortized cost		903,486	-	903,486	(605)	902,881
	₩	4,917,979	-	4,917,979	(3,444)	4,914,535

		December 31, 2021				
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):						
Banks	₩	44,964	-	44,964	(51)	44,913
Corporations		3,980,753	-	3,980,753	(4,694)	3,976,059
		4,025,717	-	4,025,717	(4,745)	4,020,972
Other financial assets at amortized cost		798,238	-	798,238	(781)	797,457
	₩	4,823,955	-	4,823,955	(5,526)	4,818,429

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of December 31, 2022 and 2021 is classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(c) Market risk

Market risk refers to the risk of loss that may occur due to changes in market price such as interest rates, equity prices, and foreign exchange rates, etc.

i) Interest rate risk

Interest rate risk refers to the risk of loss that changes in market interest rates can result in changes in net interest income (NII) or net asset value (NPV).

Interest rate gap analysis is a method of measuring the sensitivity of net interest income from interest rate fluctuations by preparing interest rate gap tables that allocate interest income asset, liability, and non-external transaction item positions to maturity based on the agreed cash flow and interest rate revision date.

The results of interest rate gap analysis as of December 31, 2022 and 2021 are as follows:

		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
					December 31, 2022			
Interest-earning assets:								
Due from banks		2,186	-	-	-	-	-	2,186
Loans at amortized cost	₩	-	160,000	-	150,000	3,702,304	-	4,012,304
Interest-bearing liabilities:								
Debt securities issued		90,000	370,000	470,000	740,000	6,623,650	1,533,650	9,827,300
Sensitivity gap	₩	(87,814)	(210,000)	(470,000)	(590,000)	(2,921,346)	(1,533,650)	(5,812,810)
Cumulative gap		(87,814)	(297,814)	(767,814)	(1,357,814)	(4,279,160)	(5,812,810)	

		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
					December 31, 2021			
Interest-earning assets:								
Due from banks		3,961	-	-	-	-	-	3,961
Loans at amortized cost	₩	16,000	174,000	200,000	-	3,590,753	-	3,980,753
Interest-bearing liabilities:								
Debt securities issued		246,000	230,000	650,000	770,000	6,032,750	1,642,750	9,571,500
Sensitivity gap	₩	(226,039)	(56,000)	(450,000)	(770,000)	(2,441,997)	(1,642,750)	(5,586,786)
Cumulative gap		(226,039)	(282,039)	(732,039)	(1,502,039)	(3,944,036)	(5,586,786)	

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(c) Market risk

ii) Foreign exchange risk

Foreign exchange risk refers to the risk of loss that may arise from fluctuations in the fair value or future cash flow of foreign exchange risk exposure due to exchange rate fluctuations. Foreign exchange risk exposure can be understood as the difference between foreign currency denominated assets and liabilities (net position), and derivative financial instruments with exchange rate as underlying asset. Meanwhile, there are no items in the company's foreign currency assets and liabilities that apply hedge accounting.

The Company's foreign currency financial assets are exposed to exchange rate risk. Exchange rate risk is calculated and managed based on the required capital by the standard method.

As of December 31, 2022 and 2021, the required capital amount by the standard method, exposure to foreign exchange risk-assuming 5% weaker dollar and stronger dollar-, and change in net assets are as follows.

	December 31, 2022				
Classification	**Foreign currency**		**Won equivalent**	**5% increase**	**5% decrease**
	Currency	**Amount**			
Assets in foreign currency					
Due from banks	USD	122,589	155	163	147
Loans at amortized cost	USD	1,217,000,000	1,542,304	1,619,419	1,465,189
Financial asset - FVTPL	USD	279,888,976	354,703	372,438	336,968
Other financial assets	USD	10,918,808	13,837	14,529	13,145
		1,507,930,373	1,910,999	2,006,549	1,815,449
Liabilities in foreign currency					
Debt securities issued in foreign currency	USD	996,406,161	1,262,746	1,325,883	1,199,609
Other financial liabilities	USD	9,907,879	12,556	13,184	11,928
		1,006,314,040	1,275,302	1,339,067	1,211,537
Amount of financial statement exposure		501,616,333	635,697	667,482	603,912
Net capital effect				31,785	(31,785)
Required capital (standard method)					50,856

	December 31, 2021				
Classification	**Foreign currency**		**Won equivalent**	**5% increase**	**5% decrease**
	Currency	**Amount**			
Assets in foreign currency					
Due from banks	USD	3,341,212	3,961	4,159	3,763
Loans at amortized cost	USD	1,217,000,000	1,442,754	1,514,891	1,370,616
Financial asset - FVTPL	USD	349,047,919	413,796	434,486	393,106
Other financial assets	USD	10,974,130	13,010	13,660	12,359
		1,580,363,261	1,873,521	1,967,196	1,779,844
Liabilities in foreign currency					
Debt securities issued in foreign currency	USD	995,673,749	1,180,371	1,239,390	1,121,353
Other financial liabilities	USD	9,907,879	11,746	12,333	11,159
		1,005,581,628	1,192,117	1,251,723	1,132,512
Amount of financial statement exposure		574,781,633	681,404	715,473	647,332
Net capital effect				34,069	(34,072)
Required capital (standard method)					54,512

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

The Company is conducting currency-specific liquidity management. In addition, the Company are managing foreign currency liquidity indicators for liquidity management above the regulatory level of the Financial Supervisory Service.

Contractual maturities for financial instruments as of December 31, 2022 and 2021 are as follows:

		December 31, 2022						
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives								
Assets:								
Due from banks		2,186	-	-	-	-	-	2,186
Loans at amortized cost		6,639	182,536	13,997	192,446	3,859,067	-	4,254,685
Financial asset - FVTPL		932,091	-	-	-	-	-	932,091
Other financial assets		3,813	13,292	760,218	29	103,102	13,530	893,984
	₩	944,729	195,828	774,215	192,475	3,962,169	13,530	6,082,946
Liabilities:								
Borrowings		-	20,000	-	-	-	-	20,000
Debt securities issued		118,327	410,000	521,135	850,040	7,128,979	1,625,108	10,653,589
Other financial liabilities		24,039	6,602	131,488	1,079	107,906	-	271,114
		142,366	436,602	652,623	851,119	7,236,885	1,625,108	10,944,703
Net assets (liabilities)	₩	802,363	(240,774)	121,592	(658,644)	(3,274,716)	(1,611,578)	(4,861,757)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

Contractual maturities for financial instruments as of December 31, 2022 and 2021 are as follows (continued):

		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
					December 31, 2021			
Non-derivatives								
Assets:								
Due from banks		3,961	-	-	-	-	-	3,961
Loans at amortized cost		19,140	198,146	212,802	36,865	3,784,741	-	4,251,694
Financial asset - FVTPL		1,053,347	-	-	-	-	-	1,053,347
Other financial assets		4,193	-	681,365	14,954	63,356	14,200	778,068
	₩	1,080,641	198,146	894,167	51,819	3,848,097	14,200	6,087,070
Liabilities:								
Debt securities issued		271,138	261,941	690,765	857,259	6,613,719	1,751,357	10,446,179
Other financial liabilities		19,652	6,619	50,618	17,496	71,899	-	166,284
		290,790	268,560	741,383	874,755	6,685,618	1,751,357	10,612,463
Net assets (liabilities)	₩	789,851	(70,414)	152,784	(822,936)	(2,837,521)	(1,737,157)	(4,525,393)
Derivatives (*)	₩	-	-	189,391	-	-	-	189,391

(*) This is an agreement related to the acquisition of remaining stake in Shinhan Asset Trust Co., Ltd. (formerly, Asia Trust Co., Ltd.).

The above amounts include both principal and interest cash flows. As of the December 31, 2022 and 2021, the deposit of ₩ 3 million and ₩ 41,003 million, which is limited to use as a checking deposit or escrow account, is excluded from the cash flows, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies' notifications. If the market for a financial instrument is not active, such as OTC (Over-The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses its judgement to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques, such as, a method of using recent transactions between independent parties with reasonable judgement and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

- Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

- Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

- Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of December 31, 2022 and 2021 are as follows:

		December 31, 2022			
		Level 1	Level 2	Level 3	Total
Assets					
Financial assets measured at fair value through profit or loss	₩	-	932,091	846,384	1,778,475

		December 31, 2021			
		Level 1	Level 2	Level 3	Total
Assets					
Financial assets measured at fair value through profit or loss	₩	-	1,053,347	564,387	1,617,734
Derivative assets		-	-	17,933	17,933
		-	1,053,347	582,320	1,635,667
Liabilities					
Derivative liabilities		-	-	6,263	6,263

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	
		Financial assets measured at FVTPL	Net derivative instruments
			Held for trading
Beginning balance	₩	564,387	11,670
Recognized in profit or loss		(118,003)	10,578
Purchases		400,000	-
Payment		-	(22,248)
Ending balance	₩	846,384	-

		December 31, 2021	
		Financial assets measured at FVTPL	Net derivative instruments
			Held for trading
Beginning balance	₩	101,446	17,259
Recognized in profit or loss		12,917	(5,589)
Purchases		450,024	-
Ending balance	₩	564,387	11,670

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of December 31, 2022 and 2021 are as follows:

	Classification	Valuation techniques	Type	Carrying amount	Inputs
2022	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	932,091	Prices of underlying assets such as stocks and bonds, exchange rates
2021	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	1,053,347	Prices of underlying assets such as stocks and bonds, exchange rates

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2022 and 2021 are as follows:

					December 31, 2022		
	Valuation technique	**Type of financial instrument**		**Book value**	**Significant unobservable input**	**Range of estimates for unobservable input**
Financial assets						
Financial assets measured at FVTPL	Option model (*)	Hybrid bonds	₩	846,384	Volatility of interest rate (normal distribution)	0.72%~1.47%

(*) It is calculated by applying the Hull-White model method.

				December 31, 2021		
	Valuation technique	**Type of financial instrument**		**Book value**	**Significant unobservable input**	**Range of estimates for unobservable input**
Financial assets						
Financial assets measured at FVTPL	Option model (*)	Hybrid bonds	₩	564,387	Volatility of interest rate (log-normal distribution)	24.84%~58.39%
Derivative assets	Binomial model	Equity securities		17,933	Volatility of underlying assets	28.93%
				582,320		
Financial liabilities						
Derivative liabilities	Binomial model	Equity securities	₩	6,263	Volatility of underlying assets	28.93%

(*) It is calculated by applying the Hull-White model method.

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2022 and 2021 are as follows:

			December 31, 2022	
			Profit (loss) for the year	
Type of financial instrument			**Favorable change**	**Unfavorable change**
Financial assets measured at FVTPL(*)	Financial assets measured at FVTPL	₩	989	(1,149)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-4) For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2022 and 2021 are as follows (continued):

Type of financial instrument			December 31, 2021 Profit (loss) for the year	
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets measured at FVTPL	₩	-	-
	Derivative assets		1,055	(1,010)
			1,055	(1,010)
Financial assets measured at FVTPL(*)	Derivative liabilities		1,009	(1,052)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks	The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.
Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued	The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of December 31, 2022 and 2021 are as follows:

		December 31, 2022		December 31, 2021	
		Carrying value	Fair value	Carrying value	Fair value
Assets:					
Due from banks at amortized cost	₩	2,187	2,187	44,913	44,913
Loans at amortized cost		4,009,467	3,676,855	3,976,059	3,919,642
Other financial assets		902,881	902,881	797,457	797,457
	₩	4,914,535	4,581,923	4,818,429	4,762,012
Liabilities:					
Borrowings	₩	20,000	19,922	-	-
Debt securities issued		9,815,457	9,196,089	9,559,553	9,521,560
Other financial liabilities		314,613	314,613	203,350	203,350
	₩	10,150,070	9,530,624	9,762,903	9,724,910

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of December 31, 2022 and 2021 are as follows:

		December 31, 2022			
		Level 1	**Level 2**	**Level 3**	**Total**
Assets:					
Due from banks at amortized cost	₩	2,184	3	-	2,187
Loans at amortized cost		-	-	3,676,855	3,676,855
Other financial assets		-	-	902,881	902,881
	₩	2,184	3	4,579,736	4,581,923
Liabilities:					
Borrowings	₩	-	19,922	-	19,922
Debt securities issued		-	9,196,089	-	9,196,089
Other financial liabilities		-	-	314,613	314,613
	₩	-	9,216,011	314,613	9,530,624

		December 31, 2021			
		Level 1	**Level 2**	**Level 3**	**Total**
Assets:					
Due from banks at amortized cost	₩	3,910	41,003	-	44,913
Loans at amortized cost		-	-	3,919,642	3,919,642
Other financial assets		-	-	797,457	797,457
	₩	3,910	41,003	4,717,099	4,762,012
Liabilities:					
Debt securities issued	₩	-	9,521,560	-	9,521,560
Other financial liabilities		-	-	203,350	203,350
	₩	-	9,521,560	203,350	9,724,910

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of December 31, 2022 and 2021 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	Valuation technique		Fair value	Inputs
			December 31, 2022	
Assets:				
Due from banks at amortized cost	-	₩	3	-
Loans at amortized cost	DCF		3,676,855	Discount rate Exchange rate
Other financial assets	DCF		902,881	Discount rate Exchange rate
		₩	4,579,739	
Liabilities:				
Borrowings	DCF	₩	19,922	Discount rate
Debt securities issued	DCF		9,196,089	Discount rate Exchange rate
Other financial liabilities	DCF		314,613	Discount rate Exchange rate
		₩	9,530,624	

	Valuation technique		Fair value	Inputs
			December 31, 2021	
Assets:				
Due from banks at amortized cost	-	₩	41,003	-
Loans at amortized cost	DCF		3,919,642	Discount rate Exchange rate
Other financial assets	DCF		797,457	Discount rate Exchange rate
		₩	4,758,102	
Liabilities:				
Debt securities issued	DCF	₩	9,521,560	Discount rate Exchange rate
Other financial liabilities	DCF		203,350	Discount rate Exchange rate
		₩	9,724,910	

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(f) Classification by categories of financial instruments

i) Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2022 and 2021 are as follows:

		December 31, 2022		
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:				
Cash and due from banks at amortized cost	₩	-	2,187	-
Financial assets at fair value through profit or loss		1,778,475	-	-
Loans at amortized cost		-	4,009,467	-
Other financial assets		-	902,881	-
	₩	1,778,475	4,914,535	-
Liabilities:				
Borrowings	₩	-	-	20,000
Debt securities issued		-	-	9,815,457
Other financial liabilities		-	-	314,613
	₩	-	-	10,150,070

		December 31, 2021			
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:					
Cash and due from banks at amortized cost	₩	-	44,913	-	-
Financial assets at fair value through profit or loss		1,617,734	-	-	-
Derivative assets		17,933	-	-	-
Loans at amortized cost		-	3,976,059	-	-
Other financial assets		-	797,457	-	-
	₩	1,635,667	4,818,429	-	-
Liabilities:					
Derivative liabilities	₩	-	-	6,263	-
Debt securities issued		-	-	-	9,559,553
Other financial liabilities		-	-	-	203,350
	₩	-	-	6,263	9,762,903

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

ii) Comprehensive income by categories of financial instruments for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022					
		Net profit or loss					
		Interest income /expenses (*)	Provision for (reversal of) credit loss allowance	Valuation and disposal	Foreign currency	Total	Other comprehensive income
Financial assets at FVTPL	₩	-	-	(102,228)	28,830	(73,398)	-
Financial assets measured at amortized cost		87,451	2,082	-	99,569	189,102	-
Financial liabilities measured at amortized cost	₩	(222,413)	-	-	(81,416)	(303,829)	-

(*) Calculated by using the effective interest method.

		December 31, 2021					
		Net profit or loss					
		Interest income /expenses (*)	Provision for (reversal of) credit loss allowance	Valuation and disposal	Foreign currency	Total	Other comprehensive income
Financial assets at FVTPL	₩	-	-	722	23,826	24,548	-
Financial assets measured at amortized cost		75,085	(2,868)	-	115,587	187,804	-
Financial liabilities measured at amortized cost	₩	(210,535)	-	-	(97,657)	(308,192)	-

(*) Calculated by using the effective interest method.

(g) Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company complies with the debt ratio calculated as 'total liability divided by total equity subtracting regulatory reserve for credit loss' and calculates the dual leverage ratio as 'total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss', for capital risk management purposes.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

5. Significant estimates and judgments

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Income taxes

The Company has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowance for credit losses

The Company determines and recognizes allowances for losses on loans and other receivables measured at amortized cost. The accuracy of allowances and provisions for credit losses is determined by the assumptions used for collectively assessed allowances and provisions for groups of loans.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

6. Due from banks

(a) Due from banks as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Due from banks			
Due from banks measured at amortized cost	₩	2,189	44,964
Less: allowance		(2)	(51)
	₩	2,187	44,913

(b) Restricted due from banks as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Overdraft deposit	₩	3	3
Escrow account (*)		-	41,000
	₩	3	41,003

(*) This amount is related to the share purchase of Shinhan EZ General Insurance Ltd. (formerly, BNP Paribas Cardif General Insurance) (Note 13).

7. Financial assets at fair value through profit or loss

Financial instruments at fair value through profit or loss as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Beneficiary certificates			
Beneficiary certificates in Korean won	₩	862,693	956,755
Beneficiary certificates in foreign currency		69,398	96,592
		932,091	1,053,347
Hybrid Bonds			
Hybrid Bonds in Korean won		561,078	247,182
Hybrid Bonds in foreign currency		285,306	317,205
	₩	846,384	564,387
		1,778,475	1,617,734

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

8. Derivatives

(a) The notional amounts of derivatives outstanding as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Equity related:			
Over the counter:			
Equity options	₩	-	189,391

(b) Fair values of derivatives as of December 31, 2022 and 2021 are as follows:

		December 31, 2022		December 31, 2021	
		Assets	**Liabilities**	**Assets**	**Liabilities**
Equity related:					
Over the counter:					
Equity options	₩	-	-	17,933	6,263

(c) Profits and losses related to derivatives incurred for the years ended December 31, 2022 and 2021 are ₩ 10,578 million and ₩ (-)5,589 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

9. Loans at amortized cost

(a) Loans at amortized cost as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Corporate loans	₩	4,012,304	3,980,753
Less: allowance		(2,837)	(4,694)
	₩	4,009,467	3,976,059

(b) Changes in loans at amortized cost and other assets for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022						
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance	₩	3,980,753	-	-	843,202	-	-	4,823,955
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		500,000	-	-	-	-	-	500,000
Collection		(568,000)	-	-	-	-	-	(568,000)
Others (*)		99,551	-	-	62,473	-	-	162,024
Ending balance	₩	4,012,304	-	-	905,675	-	-	4,917,979

(*) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

		December 31, 2021						
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance	₩	3,220,856	-	-	434,327	-	-	3,655,183
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		1,029,384	-	-	-	-	-	1,029,384
Collection		(380,000)	-	-	-	-	-	(380,000)
Others (*)		110,513	-	-	408,875	-	-	519,388
Ending balance	₩	3,980,753	-	-	843,202	-	-	4,823,955

(*) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

9. Loans at amortized cost (continued)

(c) Changes in allowances for loans at amortized cost and other assets for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022						
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning allowance	₩	4,694	-	-	832	-	-	5,526
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversed		(1,857)	-	-	(225)	-	-	(2,082)
Ending allowance	₩	2,837	-	-	607	-	-	3,444

		December 31, 2021						
		Loans at amortized cost			Due from banks at amortized cost and other financial assets			
		12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	12-month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning allowance	₩	2,401	-	-	257	-	-	2,658
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to life-time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision		2,293	-	-	575	-	-	2,868
Ending allowance	₩	4,694	-	-	832	-	-	5,526

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

10. Property and equipment

(a) Property and equipment as of December 31, 2022 and 2021 are as follows:

		December 31, 2022			December 31, 2021		
		Acquisition cost	**Accumulated depreciation**	**Carrying value**	**Acquisition cost**	**Accumulated depreciation**	**Carrying value**
Furniture and fixtures	₩	8,070	(5,057)	3,013	6,162	(4,343)	1,819
Other tangible assets		8,066	(6,208)	1,858	6,710	(5,614)	1,096
Right-of-use assets		2,168	(1,219)	949	6,589	(4,406)	2,183
	₩	18,304	(12,484)	5,820	19,461	(14,363)	5,098

(b) Changes in property and equipment for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022			
		Furniture and fixtures	**Others**	**Right-of-use assets**	**Total**
Beginning balance	₩	1,819	1,096	2,183	5,098
Acquisition		1,907	1,356	818	4,081
Disposal		-	-	(185)	(185)
Depreciation		(713)	(594)	(1,867)	(3,174)
Ending balance	₩	3,013	1,858	949	5,820

		December 31, 2021			
		Furniture and fixtures	**Others**	**Right-of-use assets**	**Total**
Beginning balance	₩	1,686	1,289	1,780	4,755
Acquisition		1,134	1,573	2,360	5,067
Disposal		(419)	(1,330)	(165)	(1,914)
Depreciation		(582)	(436)	(1,792)	(2,810)
Ending balance	₩	1,819	1,096	2,183	5,098

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

11. Intangible assets

(a) Intangible assets as of December 31, 2022 and 2021 are as follows:

		December 31, 2022		
		Acquisition cost	Accumulated amortization	Carrying amount
Membership	₩	5,352	-	5,352
Software		5,985	(5,746)	239
	₩	11,337	(5,746)	5,591

		December 31, 2021		
		Acquisition cost	Accumulated amortization	Carrying amount
Membership	₩	5,352	-	5,352
Software		5,841	(5,694)	147
	₩	11,193	(5,694)	5,499

(b) Changes in intangible assets for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022				
		Beginning balance	Acquisition	Disposal	Amortization (*)	Ending Balance
Membership	₩	5,352	-	-	-	5,352
Software		147	144	-	(52)	239
	₩	5,499	144	-	(52)	5,591

(*) Amortization of intangible assets is classified as general administrative expenses.

		December 31, 2021				
		Beginning balance	Acquisition	Disposal	Amortization (*)	Ending Balance
Membership	₩	5,443	260	(351)	-	5,352
Software		162	43	-	(58)	147
	₩	5,605	303	(351)	(58)	5,499

(*) Amortization of intangible assets is classified as general administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

12. Leases

(a) The details of the change in the right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

| | | December 31, 2022 | | |
		Real estate	Vehicle	Total
Beginning balance	₩	1,529	654	2,183
Acquisitions		289	529	818
Disposals		(37)	(148)	(185)
Depreciation		(1,538)	(329)	(1,867)
Ending balance	₩	243	706	949

| | | December 31, 2021 | | |
		Real estate	Vehicle	Total
Beginning balance	₩	1,186	594	1,780
Acquisitions		1,878	483	2,361
Disposals		(23)	(143)	(166)
Depreciation		(1,512)	(280)	(1,792)
Ending balance	₩	1,529	654	2,183

(b) The details of the maturity of the lease liabilities as the end of December 31, 2022 and 2021 are as follows:

| | | December 31, 2022 | | | | | | |
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	₩	25	50	49	69	46	-	239
Vehicle		38	57	79	155	441	-	770
	₩	63	107	128	224	487	-	1,009

| | | December 31, 2021 | | | | | | |
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	₩	120	223	286	572	43	-	1,244
Vehicle		26	52	67	134	410	-	689
	₩	146	275	353	706	453	-	1,933

(c) The payments for leases exempted for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Low value lease payments	₩	54	44
Short-term lease payments (*)		84	697
Total	₩	138	741

(*) Expenses with a lease period of less than 1 month are excluded.

(d) Cash outflows from leases for the years ended December 31, 2022 and 2021 are ₩ 1,431 million and ₩ 1,701 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

13. Investments in subsidiaries

Investments in subsidiaries as of December 31, 2022 and 2021 are as follows:

Investees	December 31, 2022 Ownership percentage (%)	Carrying value	December 31, 2021 Ownership percentage (%)	Carrying value
Shinhan Bank	100.0 ₩	13,617,579	100.0 ₩	13,617,579
Shinhan Card Co., Ltd	100.0	7,919,672	100.0	7,919,672
Shinhan Securities Co., Ltd (*1)	100.0	3,001,420	100.0	3,001,420
Shinhan Life Insurance Co., Ltd	100.0	4,204,544	100.0	4,204,544
Shinhan Capital Co., Ltd	100.0	558,921	100.0	558,921
Shinhan Asset Management Co., Ltd (*2)	100.0	326,206	100.0	291,419
Shinhan Alternative Investment Management Inc (*2)	-	-	100.0	34,787
Jeju Bank	75.3	179,643	75.3	179,643
Shinhan Savings Bank (*3)	100.0	157,065	100.0	107,065
Shinhan Asset Trust Co. Ltd (*4)	100.0	429,491	60.0	190,378
Shinhan DS	100.0	23,026	100.0	23,026
Shinhan AITAS Co., Ltd	99.8	50,092	99.8	50,092
Shinhan REITs Management Co., Ltd	100.0	30,000	100.0	30,000
Shinhan AI Co., Ltd	100.0	42,000	100.0	42,000
Shinhan Venture Investment Co., Ltd.	100.0	75,840	100.0	75,840
Shinhan EZ General Insurance, Ltd (*5)	85.1	106,210	-	-
SHC Management Co., Ltd	100.0	8,655	100.0	8,655
	₩	30,730,364	₩	30,335,041

(*1) Shinhan Investment Co., Ltd. has changed its name to Shinhan Securities Co., Ltd. on October 1, 2022.
(*2) Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. merged on January 5, 2022. The company name after the merger is Shinhan Asset Management Co., Ltd.
(*3) During the period, Shinhan Savings Bank had made a capital increase.
(*4) The Company has acquired remaining shares of Asia Trust Co. Ltd during the period, and Asia Trust Co. Ltd became its wholly-owned subsidiary. Asia Trust Co. Ltd has changed its name to Shinhan Asset Trust Co. Ltd.
(*5) During the period, the Company has acquired 94.54% shares of BNP Paribas Cardiff General Insurance (7,230,174 common shares). BNP Paribas Cardiff General Insurance became a subsidiary of the Company, and changed its name to Shinhan EZ General Insurance, Ltd. Since then, the Company participated in a paid-in capital increase conducted by Shinhan EZ General Insurance, Ltd and paid ₩63,830 million, and the Company's stake decreased to 85.1%.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

14. Other assets

Other assets as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Guarantee deposits	₩	13,530	14,200
Accounts receivable		866,533	763,867
Accrued income		23,422	20,405
Advance payments		909	627
Prepaid expenses		552	135
Sundry assets		12	12
Discount		-	(234)
Less: allowance		(605)	(781)
	₩	904,353	798,231

15. Borrowings

Borrowings as of December 31, 2022 and December 31, 2021 are as follows:

	December 31, 2022			December 31, 2021		
	Interest rate (%)		Amount	Interest rate (%)		Amount
Borrowings in won	2.25	₩	20,000	-	₩	-

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

16. Debt securities issued

Debt securities issued as of December 31, 2022 and 2021 are as follows:

	December 31, 2022		December 31, 2021	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Debt securities issued in Korean won:				
Debt securities issued	1.17 ~ 6.17	₩ 8,560,000	1.17 ~ 3.33	₩ 8,036,000
Subordinated debt securities issued	-	-	3.44	350,000
Discount		(7,289)		(6,818)
		8,552,711		8,379,182
Debt securities issued in foreign currency:				
Debt securities issued	1.37	633,650	1.37	592,750
Subordinated debt securities issued	3.34	633,650	3.34	592,750
Discount		(4,554)		(5,129)
		1,262,746		1,180,371
		₩ 9,815,457		₩ 9,559,553

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

17. Net defined benefit liabilities(assets)

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Present value of defined benefit obligations	₩	20,586	21,915
Fair value of plan assets		(22,332)	(20,384)
Recognized liabilities(assets) for defined benefit obligations	₩	(1,746)	1,531

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022		
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	₩	21,915	(20,384)	1,531
Recognized in profit or loss (*)				
Current service costs		2,426	-	2,426
Interest expense (income)		715	(664)	51
		3,141	(664)	2,477
Recognized in other comprehensive income:				
Remeasurements loss:				
- Actuarial losses arising from:				
Demographics assumptions		-	-	-
Financial assumptions		(4,194)	-	(4,194)
Experience adjustment		863	-	863
- Return on plan assets				
excluding interest income		-	415	415
		(3,331)	415	(2,916)
Others:				
Benefits paid by the plan		(347)	572	225
Contributions paid into the plan		-	(2,271)	(2,271)
Succession		(792)	-	(792)
		(1,139)	(1,699)	(2,838)
Ending balance	₩	20,586	(22,332)	(1,746)

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

17. Net defined benefit liabilities(assets) (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2022 and 2021 are as follows (continued):

		December 31, 2021		
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	₩	20,382	(17,245)	3,137
Recognized in profit or loss (*)				
Current service costs		2,197	-	2,197
Interest expense (income)		564	(475)	89
		2,761	(475)	2,286
Recognized in other comprehensive income:				
Remeasurements loss:				
- Actuarial losses arising from:				
Demographics assumptions		-	-	-
Financial assumptions		(972)	-	(972)
Experience adjustment		987	-	987
- Return on plan assets				
excluding interest income		-	374	374
		15	374	389
Others:				
Benefits paid by the plan		(846)	482	(364)
Contributions paid into the plan		-	(3,520)	(3,520)
Succession		(397)	-	(397)
		(1,243)	(3,038)	(4,281)
Ending balance	₩	21,915	(20,384)	1,531

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c) The Company's plan assets as of December 31, 2022 and 2021 are completely deposits.

(d) Actuarial assumptions as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021	Description
Discount rate	5.75%	3.37%	AA0 corporate bond yields
Future salary increasing rate	2.36% + Upgrade rate	2.29% + Upgrade rate	Average of past 5 years

(e) Sensitivity analysis

As of December 31, 2022 and 2021, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		December 31, 2022		December 31, 2021	
		The present value of defined benefit obligation		The present value of defined benefit obligation	
		Increase	Decrease	Increase	Decrease
Discount rate (1%p movement)	₩	(1,481)	1,659	(1,759)	1,989
Future salary increasing rate (1%p movement)		1,701	(1,543)	1,993	(1,794)

(f) As of December 31, 2022 and 2021, the weighted-average duration of the defined benefit obligation are 8 years and 8.8 years, respectively.

(g) As of December 31, 2023, the estimated contribution is ₩ 2,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

18. Other liabilities

Other liabilities as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Accounts payable	₩	153,145	60,192
Accrued expenses		155,085	136,560
Income taxes payable		628,673	629,719
Dividends payable		5,405	4,695
Lease liabilities (*)		979	1,903
Unearned income		453	24
Taxes withheld		568	926
	₩	944,308	834,019

(*) As of December 31, 2022, the Company accounts for the lease liabilities as other liabilities. For the year ended December 31, 2022, there is no expense of variable lease payments that is not included in the measurement of lease liabilities. For the years ended December 31, 2022 and 2021, interest expense on lease liabilities is ₩41 million and ₩30 million, respectively.

19. Equity

(a) Equity as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Capital stock			
Common stock	₩	2,608,176	2,608,176
Preferred stock		361,465	361,465
		2,969,641	2,969,641
Hybrid bonds		4,196,968	3,334,531
Capital surplus			
Share premium		11,350,819	11,350,819
Capital adjustments		(46,114)	(45,797)
Accumulated other comprehensive loss		(5,210)	(7,253)
Retained earnings			
Legal reserve (*)		2,573,435	2,432,039
Regulatory reserve for loan losses		18,524	15,552
Other legal reserves		2,000	2,000
Unappropriated retained earnings		5,616,486	6,353,844
		8,210,445	8,803,435
	₩	26,676,549	26,405,376

(*) Legal reserve is restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may only be used to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

19. Equity (continued)

(b) The following are the matters related to the capital for the years ended December 31, 2022 and 2021:

 i) *The total number of shares to be issued:* 1,000 million of ordinary shares

 ii) *The amount per share:* 5,000 won

 iii) *The number of shares issued:* For the years ended December 31,2022 and 2021, 508,784,869 and 516,599,554 of ordinary shares, respectively; and for the years ended December 31,2022 and 2021, 17,482,000 of convertible preferred shares.

(c) Changes in the number of ordinary shares for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Beginning	₩	516,593,202	516,595,628
Decrease		(7,814,685)	(2,426)
Ending	₩	508,778,517	516,593,202

(d) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period (*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative, participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(e) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2022 and 2021 are as follows:

	Issue date	Maturity date	Interest rate (%)		December 31, 2022	December 31, 2021
	June 25, 2015	June 25, 2045	4.38	₩	199,455	199,455
	September 15, 2017	Perpetual bond	3.77		-	134,683
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.08		134,678	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	August 29, 2018	Perpetual bond	4.15		398,679	398,679
Hybrid bonds in	June 28, 2019	Perpetual bond	3.27		199,476	199,476
KRW	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	-
	January 25, 2022	Perpetual bond	4.00		37,853	-
	August 26, 2022	Perpetual bond	4.93		343,026	-
	August 26, 2022	Perpetual bond	5.15		55,803	-
Hybrid bonds in USD	August 13, 2018	Perpetual bond	5.88		559,526	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				₩	4,196,968	3,334,531

(*) For the year ended December 31, 2022, the deduction for capital related to hybrid bond issued is ₩2,880 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date; and has the rights to extend the maturity under the same condition.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

19. Equity (continued)

(f) Capital adjustments

Changes in accumulated capital adjustments for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Beginning balance	₩	(45,797)	(45,718)
Repayment of hybrid bonds		(317)	-
Acquisition of treasury stock		(300,600)	(79)
Retirement of treasury stock		300,600	-
Ending balance	₩	(46,114)	(45,797)

(g) Changes in accumulated other comprehensive loss for years ended the December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Beginning balance	₩	(7,253)	(6,971)
Remeasurement of the defined benefit liabilities(assets)		2,916	(389)
Tax effect		(873)	107
Ending balance	₩	(5,210)	(7,253)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

19. Equity (continued)

(h) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the "Regulations"), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Beginning balance	₩	18,524	15,552
Planned regulatory reserve for loan losses		2,554	2,972
Ending balance	₩	21,078	18,524

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Profit for the period	₩	1,249,251	1,413,956
Provision for regulatory reserve for loan losses		(2,554)	(2,972)
Profit for the period adjusted for regulatory reserve	₩	1,246,697	1,410,984
Basic and diluted earnings per share in won factoring in regulatory reserve (*)	₩	2,055	2,424

(*) Dividends for hybrid bonds are deducted.

(i) Treasury stock

The acquisition of treasury stock for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022				
		Beginning balance	Acquisition (*)	Disposal	Retirement(*)	Ending balance
The number of shares		6,352	7,814,685	-	(7,814,685)	6,352
Carrying value	₩	227	300,600	-	(300,600)	227

(*) During the period the Company acquired treasury stocks for the purpose of retirement and retired them of 3,665,423 shares and 4,149,262 shares on April 25, 2022 and November 23, 2022, respectively.

		December 31, 2021				
		Beginning balance	Acquisition (*)	Disposal	Retirement	Ending balance
The number of shares		3,926	2,426	-	-	6,352
Carrying value	₩	148	79	-	-	227

(*) The Company has re-acquired the shares that occurred during the exchange of shares with Shinhan Venture Investment Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

19. Equity (continued)

(j*)* Appropriation of retained earnings

The appropriation of retained earnings for the years ended December 31, 2022 and 2021, is as follows:

		December 31, 2022	December 31, 2021
Unappropriated retained earnings:			
Balance at beginning of year	₩	5,461,771	5,355,358
Retirement for treasury stock		(300,661)	-
Dividend on hybrid bonds		(156,277)	(116,388)
Interim dividends		(637,598)	(299,082)
Profit for the year		1,249,251	1,413,956
		5,616,486	6,353,844
Appropriation of retained earnings:			
Legal reserve		124,925	141,396
Dividends			
Dividends on common stocks paid		440,093	723,230
Dividends on preferred stocks paid		15,122	24,475
Regulatory reserve for loan losses		2,554	2,972
Loss on repayments of hybrid bonds		317	-
		583,011	892,073
Unappropriated retained earnings			
to be carried over to subsequent year	₩	5,033,475	5,461,771

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

20. Dividends

(a) Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022(*1)	December 31, 2021
Common Stock			
Total number of shares issued and outstanding	₩	508,784,869	516,599,554
Par value per share in won		5,000	5,000
Dividend per share in won		865	1,400
Dividends (*2)	₩	440,093	723,230
Dividend rate per share	%	17.3	28.0
Convertible Preferred Stock			
Total number of shares issued and outstanding	₩	17,482,000	17,482,000
Par value per share in won		5,000	5,000
Dividend per share in won		865	1,400
Dividends	₩	15,122	24,475
Dividend rate per share	%	17.3	28.0

(*1) The current dividend (plan) will be decided on March 23, 2023. The dividend amount is the amount not recognized as the distribution to the owner during the period.
(*2) Dividends on common stock excluding treasury stock.

(b) The interim dividends paid for the years ended December 31, 2022 and 2021 are as follows:

Dividend base date			Amount
On March 31, 2022(Q1)	Common stock (₩ 400 per share)	₩	206,277
	Convertible preferred stock (₩ 400 per share)		6,993
		₩	213,270
On June 30, 2022(Q2)	Common stock (₩ 400 per share)	₩	205,171
	Convertible preferred stock (₩ 400 per share)		6,993
		₩	212,164
On September 30, 2022(Q3)	Common stock (₩ 400 per share)	₩	205,171
	Convertible preferred stock (₩ 400 per share)		6,993
		₩	212,164
			637,598

Dividend base date			Amount
On June 30, 2021(Q2)	Common stock (₩ 300 per share)	₩	154,978
	Convertible preferred stock (₩ 300 per share)		5,245
		₩	160,223
On September 30, 2021(Q3)	Common stock (₩ 260 per share)	₩	134,314
	Convertible preferred stock (₩ 260 per share)		4,545
		₩	138,859
			299,082

The Company has amended the articles of association in accordance with the resolution of the general meeting of stockholders on March 25, 2021 and the Company has been offering interim dividends since June 30, 2021.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

(c) The details of dividends paid by the Company related to the preferred stock issued for the year ended December 31, 2022 and 2021 are as follows:

	December 31, 2022				
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock	17,482,000	2,065	36,101	42,900	4.81

	December 31, 2021				
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock	17,482,000	1,960	34,265	42,900	4.57

(d) Dividends for hybrid bonds for the years ended December 31, 2022 and 2021 are calculated as follows:

		December 31, 2022	December 31, 2021
Amount of hybrid bond	₩	4,212,700	3,347,700
Interest rate		2.88% ~ 5.88%	2.88% ~ 5.88%
Dividend to hybrid bonds	₩	156,277	116,388

21. Net interest expense

Net interest expense for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Interest income:			
Cash and due from banks at amortized cost	₩	125	35
Loans at amortized cost		87,092	74,877
Others		234	173
		87,451	75,085
Interest expense:			
Borrowings in won		(408)	-
Debt securities issued in won		(221,964)	(210,506)
Others		(41)	(29)
		(222,413)	(210,535)
Net interest expense	₩	(134,962)	(135,450)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

22. Net fees and commission income

Net fees and commission income for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Fees and commission income:			
Royalty	₩	70,125	61,040
Others		16	10
		70,141	61,050
Fees and commission expense:			
Others		(548)	(2,399)
Net fees and commission income	₩	69,593	58,651

23. Dividend income

Dividend income for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Dividend from subsidiaries	₩	1,439,500	1,569,438
Dividend to hybrid bonds		31,393	10,784
		1,470,893	1,580,222

24. Provision for (Reversal of) credit loss allowance

Provision for (Reversal of) credit loss allowance for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Provision for (Reversal of) credit losses allowance	₩	(2,082)	2,868

25. Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Beneficiary certificates			
Gain on valuation of beneficiary certificates	₩	4,375	1,694
Gain on sale of beneficiary certificates		22,709	11,761
		27,084	13,455
Hybrid Bonds			
Loss on valuation of hybrid Bonds		(139,890)	(7,144)
		(139,890)	(7,144)
Derivatives			
Gain or loss on valuation of derivative instruments		-	(5,589)
Gain or loss on trade of derivative instruments		10,578	-
		10,578	(5,589)
Total	₩	(102,228)	722

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

26. General and administrative expenses

General and administrative expenses for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Salaries:			
Salary expenses and bonuses	₩	43,560	40,517
Severance benefits		2,477	2,286
Rent		921	955
Lease		252	837
Entertainment		2,463	2,191
Depreciation		3,174	2,810
Amortization		52	58
Taxes and dues		906	791
Advertising		52,851	44,954
Others		28,267	23,452
	₩	134,923	118,851

27. Share-based payments

(a) Performance shares granted as of December 31, 2022 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (80.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Estimated number of shares vested at December 31, 2022	743,160	2,182,644
Fair value per share in Korean won (*)	₩ 44,222, ₩33,122, ₩ 37,387, ₩ 37,081 for the expiration of exercising period from 2019 to 2022	₩ 35,200

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

27. Share-based payments (continued)

(b) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022		
		Employees of		
		Shinhan Financial Group	**Subsidiaries**	**Total**
Performance shares	₩	3,159	25,092	28,251

		December 31, 2021		
		Employees of		
		Shinhan Financial Group	**Subsidiaries**	**Total**
Stock options granted 7th(*)	₩	(1)	(1)	(2)
Performance shares		4,286	32,899	37,185
	₩	4,285	32,898	37,183

(*) As of December 31, 2021, all stock options have expired.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

27. Share-based payments (continued)

(c) Share-based compensation payable

In accordance with the share-based compensation agreements by the Company, the share-based compensation payable as of December 31, 2022 and 2021 are as follows:

		December 31, 2022		
		Accrued expense		
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	₩	12,746	91,469	104,215

(*) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2022, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ₩ 91,469 million.

		December 31, 2021		
		Accrued expense (*1)		
		Shinhan Financial Group	Subsidiaries (*2)	Total
Performance shares	₩	10,598	82,498	93,096

(*1) As of December 31, 2021, all stock options have expired.
(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2021, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ₩ 82,498 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

28. Non-operating income and expense

Non-operating income and expense for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Non-operating income:			
Gain on termination of right-of-use assets	₩	5	2
Gain on disposal of investments in subsidiaries		4,789	-
Others		617	163
		5,411	165
Non-operating expense:			
Loss on termination of right-of-use assets		(64)	(7)
Donations and contributions		(1,869)	(2,190)
Others		-	(718)
		(1,933)	(2,915)
	₩	3,478	(2,750)

29. Operating income

Operating income for the years ended December 31, 2022 and 2021 are as follows.

		December 31, 2022	December 31, 2021
Dividend income	₩	1,470,893	1,580,222
Fees and commission income		70,141	61,050
Interest income		87,451	75,085
Net gain on financial instruments at FVTPL		37,661	13,455
Gains on foreign currency transaction		138,376	145,863
Reversal of credit losses		2,082	-
	₩	1,806,604	1,875,675

30. Income taxes

(a) Income tax expense for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Current income tax benefit	₩	-	(6)
Temporary differences (*)		(27,462)	7,375
Income tax expense(benefit) recognized directly in equity (*)		(873)	107
Income tax expense(benefit)	₩	(28,335)	7,476

(*) As the corporate tax rate was changed due to the tax law revision in the end of 2022, the effect of the tax rate change was reflected in deferred tax assets (liabilities) expected to be realized 2023 onward.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

30. Income taxes (continued)

(b) Income tax expense calculated by applying statutory tax rates to the Company's taxable income differs from the actual income tax expense in the separate statements of comprehensive income for the years ended December 31, 2022 and 2021 for the following reasons:

		December 31, 2022	December 31, 2021
Profit before income taxes	₩	1,220,916	1,421,432
Income taxes at statutory tax rates		335,752	390,894
Adjustments:			
Non-taxable income		(344,691)	(382,501)
Non-deductible expense		1,227	1,000
Changes in deferred tax due to changes in future tax rates		620	-
Others		(21,243)	(1,917)
Income tax expense	₩	(28,335)	7,476
Effective income tax rate	%	(2.32)	0.53

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022			
		Beginning balance	Net income effect	Other comprehensive income effect	Ending Balance (*)
Financial asset at FVTPL	₩	832	36,465	-	37,297
Net gain on foreign currency conversion		(15,689)	(8,629)	-	(24,318)
Allowances		1,298	(541)	-	757
Defined benefit obligation		6,027	388	(960)	5,455
Plan assets		(5,606)	(399)	87	(5,918)
Accrued expenses		3,915	953	-	4,868
Lease assets		(600)	348	-	(252)
Lease liabilities		523	(264)	-	259
Others		149	14	-	163
	₩	(9,151)	28,335	(873)	18,311

(*) As the corporate tax rate was changed due to the tax law revision in the end of 2022, the deferred tax expenses expected to be realized 2023 onward was measured at the new tax rate.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

30. Income taxes (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2022 and 2021 are as follows (continued):

		December 31, 2021			
		Beginning balance	**Net income effect**	**Other comprehensive income effect**	**Ending balance**
Financial asset at FVTPL	₩	(1,344)	2,176	-	832
Net gain on foreign currency conversion		(5,028)	(10,661)	-	(15,689)
Allowances		663	635	-	1,298
Defined benefit obligation		5,605	418	4	6,027
Plan assets		(4,743)	(966)	103	(5,606)
Accrued expenses		3,012	903	-	3,915
Lease assets		(490)	(110)	-	(600)
Lease liabilities		458	65	-	523
Others		90	59	-	149
	₩	(1,777)	(7,481)	107	(9,151)

(d) The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Investment in subsidiary related(*) taxable temporary differences	₩	(7,265,229)	(7,273,240)
deductible temporary differences		184,093	190,356
Other accumulated temporary differences		64	98

(*) Deferred tax assets were not recognized due to the company controls the timing of the disappearance of temporary differences, and temporary differences are unlikely to be extinguished in the foreseeable future.

(e) As of December 31, 2022, there are no tax loss and tax credits carry forwards that are not recognized as deferred tax assets.

(f) The Company set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.

(g) Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Deferred tax assets	₩	48,799	12,744
Deferred tax liabilities		(30,488)	(21,895)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won, except per share data)

31. Earnings per share

(a) Basic and diluted earnings per share for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Net profit for the year	₩	1,249,251	1,413,956
Less:			
Dividends to hybrid bond		(156,277)	(116,388)
Net profit available for common stock		1,092,974	1,297,568
Weighted average number of common shares outstanding (*)		530,638,621	534,075,363
Basic and diluted earnings per share in won	₩	2,060	2,430

(*) The number of common shares issued by the Company is 508,784,869 shares. The above weighted average number of common shares outstanding are calculated by reflecting 7,814,685 treasury stocks acquired and retired for the year ended December 31, 2022 and 17,482,000 convertible preferred shares issued on May 1, 2019.

(b) The calculation details of the weighted average number of ordinary shares are as follows:

	December 31, 2022		December 31, 2021	
	Number of shares	Number of days	Number of shares	Number of days
Number of common shares issued	508,784,869	187,476,994,819	516,599,554	188,558,837,210
Shares of convertible preferred stock	17,482,000	6,380,930,000	17,482,000	6,380,930,000
Shares of treasury stock	(6,352)	(174,828,329)	(6,352)	(2,259,668)
Average number of ordinary shares	526,260,517	193,683,096,490	534,075,202	194,937,507,542
Days		365 days		365 days
Weighted average number of ordinary shares		530,638,621		534,075,363

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

32. Commitments and contingencies

(a) Commitments

i) As of December 31, 2022, the Company has a borrowing limit agreement for ₩ 100 billion with the Korea Development Bank, and there is no amount executed.

(b) Contingencies

As of December 31, 2022, there exists one pending case as defendant (litigation value of ₩ 125 million). The Company management does not anticipate that the result of corresponding cases will have a significant impact on the financial position of the Company, but there is a possibility of potential loss.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

33. Statement of cash flows

(a) Cash and cash equivalents as of December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Due from financial institutions with a maturity less than three months from date of acquisition	₩	2,186	3,961

(b) Significant non-cash activities for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022	December 31, 2021
Share-based payments granted to the employees of subsidiaries	₩	8,971	22,256
Income tax receivable offset by income tax payable due to consolidated corporate income tax filing		180,712	678,597
Gain on valuation of derivative instruments related to acquisition of subsidiaries		22,247	-
Transaction for right-of-use assets		(692)	1,911

(c) Changes in liabilities arising from financing activities for the years ended December 31, 2022 and 2021 are as follows:

		December 31, 2022			
		Borrowings	Debentures	Lease liabilities (*)	Total
Beginning balance	₩	-	9,559,553	1,903	9,561,456
Changes from cash flows		20,000	170,672	(1,431)	189,241
Changes from non-cash flows:					
Amortization of discount on debentures		-	3,726	41	3,767
Foreign currency difference		-	81,506	-	81,506
Other changes		-	-	466	466
Ending balance	₩	20,000	9,815,457	979	9,836,436

(*) Cash outflows due to small lease fees and short-term lease fees not recognized as lease liabilities are ₩ 57 million and ₩ 82 million, respectively.

		December 31, 2021		
		Debentures	Lease liabilities (*)	Total
Beginning balance	₩	9,920,059	1,665	9,921,724
Changes from cash flows		(461,296)	(1,701)	(462,997)
Changes from non-cash flows:				
Amortization of discount on debentures		3,712	30	3,742
Foreign currency difference		97,078	-	97,078
Other changes		-	1,909	1,909
Ending balance	₩	9,559,553	1,903	9,561,456

(*) Cash outflows due to small lease fees and short-term lease fees not recognized as lease liabilities are ₩ 45 million and ₩ 695 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of the related parties in accordance with K-IFRS No.1024 and discloses the transaction amounts between the Company and the related parties and the balance of receivables and payables. For details of the subsidiaries, refer to 'Note 13'.

(a) Significant transactions with the related parties for the years ended December 31, 2022 and 2021 are as follows:

Related party	Account		December 31, 2022	December 31, 2021
Revenue:				
Shinhan Bank	Interest income	₩	236	173
〃	Fees and commission income		41,682	38,435
〃	Dividend income		900,000	770,000
Shinhan Card Co., Ltd. (*1)	Interest income		48,105	40,904
〃	Fees and commission income		14,250	12,255
〃	Dividend income		350,242	394,287
〃	Non-operating income		4,876	-
〃	Reversal of credit losses		339	-
Shinhan Securities Co., Ltd	Interest income		19,685	17,506
〃	Fees and commission income		5,105	4,474
〃	Dividend income		110,161	12,452
〃	Reversal of credit losses		335	-
Shinhan Life Insurance Co., Ltd.	Fees and commission income		5,360	2,886
〃	Dividend income		-	50,000
〃	Reversal of credit losses		-	3
Shinhan Capital Co.,Ltd.	Interest income		14,194	11,956
〃	Fees and commission income		1,889	1,207
〃	Dividend income		49,820	29,782
〃	Reversal of credit losses		393	-
Jeju Bank	Fees and commission income		231	217
〃	Dividend income		2,420	2,420
〃	Reversal of credit losses		1	-
Shinhan Credit Information Co., Ltd. (*2)	Fees and commission income		2	2
Shinhan Alternative Investment Management Inc. (*3)	Interest income		-	548
〃	Fees and commission income		-	31
Shinhan Asset Management Co., Ltd	Interest income		533	-
〃	Fees and commission income		389	274
〃	Dividend income		53,000	-
〃	Reversal of credit losses		122	-
Shinhan DS	Interest income		461	517
〃	Fees and commission income		22	17
〃	Reversal of credit losses		139	168
Shinhan AITAS Co., Ltd.	Fees and commission income		131	99
〃	Dividend income		5,251	4,682
Shinhan Savings Bank	Interest income		3,216	3,480
〃	Fees and commission income		356	301
〃	Dividend income		-	5,000
〃	Reversal of credit losses		783	-

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. Related party transactions (continued)

(a) Significant transactions with the related parties for the years ended December 31, 2022 and 2021 are as follows (continued):

Related party	Account		December 31, 2022	December 31, 2021
Revenue:				
Shinhan REITs Management Co., Ltd	Fees and commission income		84	77
〃	Reversal of credit losses		5	-
Orange Life Insurance Co., Ltd (*4)	Fees and commission income		-	497
〃	Dividend income		-	311,600
Shinhan Asset Trust Co. Ltd.	Fees and commission income		563	272
〃	Reversal of credit losses		1	-
Shinhan AI Co., Ltd.	Reversal of credit losses		2	-
Shinhan Venture Investment Co., Ltd.	Interest income		1,021	102
〃	Fees and commission income		78	6
		₩	1,635,483	1,716,630
Expenses:				
Shinhan Bank	Interest expenses	₩	13	11
〃	General and administrative expenses		1,247	1,122
〃	Provision for credit losses		25	198
Shinhan Card Co., Ltd.	Interest expenses		4	2
〃	General and administrative expenses		71	68
〃	Provision for credit losses		-	1,096
Shinhan Securities Co., Ltd	Interest expenses		155	180
〃	Fees and commission expenses (*5)		1,176	745
〃	General and administrative expenses		6	-
〃	Provision for credit losses		-	537
Shinhan Life Insurance Co., Ltd.	Interest expenses		885	672
Shinhan Capital Co.,Ltd.	Provision for credit losses		-	711
Jeju Bank	Provision for credit losses		-	2
Shinhan Credit Information Co., Ltd. (*2)	Provision for credit losses		-	1
Shinhan Asset Management Co., Ltd	Provision for credit losses		-	1
Shinhan Alternative Investment Management Inc. (*3)	Provision for credit losses		-	36
Shinhan DS	General and administrative expenses		1,698	1,623
Shinhan Savings Bank	Provision for credit losses		-	431
Shinhan REITs Management Co., Ltd	Provision for credit losses		-	3
Shinhan Asset Trust Co. Ltd.	Provision for credit losses		-	1
Orange Life Insurance Co., Ltd. (*4)	Interest expenses		-	665
〃	Provision for credit losses		-	6
Shinhan AI Co., Ltd.	General and administrative expenses		40	107
〃	Provision for credit losses		-	1
Shinhan Venture Investment Co., Ltd.	Provision for credit losses		14	14
		₩	5,334	8,233

(*1) Other non-operating income includes gain on disposal from the sale of Shinhan Credit Information Co., Ltd, and the amount the Company received from Shinhan Card through this transaction is ₩20,354 million.
(*2) It is a transaction of Shinhan Credit Information Co., Ltd before the sale.
(*3) It is a transaction of Shinhan Alternative Investment Management Inc before the merger.
(*4) It is a transaction of Orange Life Insurance Co., Ltd. before the merger.
(*5) It is related to an equity transaction and has been directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. Related party transactions (continued)

(b) Significant balances with the related parties as of December 31, 2022 and 2021 are as follows:

Creditor	Debtor	Account	December 31, 2022	December 31, 2021
Assets:				
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Cash and due from banks	₩ 2,187	3,913
″	″	Property and equipment	-	1,240
″	″	Other assets	481,007	323,796
″	Shinhan Card Co.,Ltd.	Financial assets at fair value through profit or loss (*1)	342,959	-
″	″	Loans	2,224,939	2,189,765
″	″	Reserve for loan losses	(1,573)	(1,817)
″	″	Property and equipment	122	82
″	″	Other assets	105,364	202,664
″	Shinhan Securities Co., Ltd	Financial assets at fair value through profit or loss (*2)	285,306	317,204
″	″	Loans	743,905	695,889
″	″	Reserve for loan losses	(526)	(802)
″	″	Other assets	188,626	166,409
″	Shinhan Life Insurance Co., Ltd	Other assets	8,348	7,501
″	Shinhan Capital Co.,Ltd.	Financial assets at fair value through profit or loss (*3)	218,119	247,182
″	″	Loans	833,460	817,100
″	″	Reserve for loan losses	(589)	(942)
″	″	Other assets	56,859	70,188
″	Shinhan Asset Management Co., Ltd	Other assets	6,462	2,015
″	Jeju Bank	Other assets	2,681	2,420
″	Shinhan Credit Information Co., Ltd. (*4)	Other assets	-	1,178
″	Shinhan DS	Loans	20,000	24,000
″	″	Reserve for loan losses	(14)	(143)
″	″	Property and equipment	585	570
″	″	Other assets	3,590	2,013
″	Shinhan AITAS Co., Ltd.	Other assets	878	891
″	Shinhan Savings Bank	Loans	150,000	200,000
″	″	Reserve for loan losses	(106)	(859)
″	″	Other assets	12,433	9,085

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. Related party transactions (continued)

(b) Significant balances with the related parties as of December 31, 2022 and 2021 are as follows (continued):

Creditor	Debtor	Account	December 31, 2022	December 31, 2021
Assets:				
"	Shinhan Asset Trust Co. Ltd.	Other assets	891	439
"	Shinhan REITS management	Other assets	545	1,821
"	Shinhan AI Co., Ltd.	Other assets	267	315
"	Shinhan Venture Investment Co. Ltd.	Loans	40,000	16,000
"	"	Reserve for loan losses	(28)	(13)
"	"	Other assets	154	1,444
"	Shinhan Asset Management Co., Ltd. (*5)	Loans	-	38,000
"	"	Reserve for loan losses	-	(118)
"	"	Other assets	-	2,187
"	Shinhan EZ General Insurance, Ltd	Other assets	26	-
			₩ 5,726,877	5,340,617
Liabilities:				
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	₩ 1,814	3,487
Shinhan Card Co., Ltd.	"	Other liabilities	22,348	616
Shinhan Securities Co., Ltd	"	Other liabilities	31	89
Shinhan Life Insurance Co., Ltd.	"	Debt security issued in won	30,000	50,000
	"	Other liabilities	115,629	47,758
Shinhan Capital Co., Ltd.	"	Other liabilities	1	1
Shinhan DS	"	Other liabilities	186	9
Shinhan Savings Bank	"	Other liabilities	45	55
Shinhan AI Co., Ltd.	"	Other liabilities	123	-
Shinhan Venture Investment Co Ltd.	"	Other liabilities	1,222	24
			₩ 171,399	102,039

(*1) It includes loss on financial assets at fair value through profit or loss of ₩ 57,041 million for the year ended December 31, 2022.
(*2) It includes loss on financial assets at fair value through profit or loss of ₩ 53,786 million and ₩ 2,881 million for the year ended December 31, 2022. and for the year ended December 31, 2021, respectively
(*3) It includes loss on financial assets at fair value through profit or loss of ₩ 29,063 million and ₩ 4,263 million for the year ended December 31, 2022. and for the year ended December 31, 2021, respectively.
(*4) It is a transaction of Shinhan Credit Information Co., Ltd before the sale.
(*5) It is the balance with Shinhan Alternative Investment Management Inc. before the merger.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. Related party transactions (continued)

(c) Right-of-use assets and lease liabilities recognised through lease transactions with related parties as of December 31, 2022 and 2021 are as follows:

Related parties		December 31, 2022	December 31, 2021
Right-of-use assets			
Shinhan Bank.	₩	-	1,240
Shinhan Card Co., Ltd.		122	82
	₩	122	1,322
Lease liabilities			
Shinhan Bank.	₩	-	977
Shinhan Card Co., Ltd.		135	88
	₩	135	1,065

(d) Financing transaction

Major financing transactions with related parties for the years ended the December 31, 2022 and 2021 are as follows:

		December 31, 2022					
		Beginning balance	Lending	Acquisition(*3)	Collection	Others (*1)	Ending balance
Shinhan Card Co., Ltd.	₩	2,189,765	300,000	400,000	(300,000)	(21,867)	2,567,898
Shinhan Securities Co., Ltd		1,013,093	-	-	-	16,118	1,029,211
Shinhan Capital Co., Ltd.		1,064,283	-	-	-	(12,703)	1,051,580
Shinhan Asset Management Co., Ltd. (*2)		38,000	-	-	(38,000)	-	-
Shinhan Savings Bank		200,000	-	-	(50,000)	-	150,000
Shinhan DS		24,000	20,000	-	(24,000)	-	20,000
Shinhan Venture Investment Co., Ltd		16,000	180,000	-	(156,000)	-	40,000
	₩	4,545,141	500,000	400,000	(568,000)	(18,452)	4,858,689

(*1) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.
(*2) It is loan to Shinhan Alternative Investment Management Inc. before the merger.
(*3) The purchase amount of hybrid bonds issued by subsidiaries includes KRW 190,000 million acquired from Shinhan Securities Co., Ltd.

		December 31, 2021					
		Beginning balance	Lending	Acquisition	Collection	Others (*1)	Ending balance
Shinhan Card Co., Ltd.	₩	1,935,200	513,684	-	(300,000)	40,881	2,189,765
Shinhan Securities Co., Ltd		638,656	-	300,024	-	74,413	1,013,093
Shinhan Capital Co., Ltd.		531,446	374,700	150,000	-	8,137	1,064,283
Shinhan Asset Management Co., Ltd. (*2)		43,000	-	-	(5,000)	-	38,000
Shinhan Savings Bank		150,000	100,000	-	(50,000)	-	200,000
Shinhan DS		24,000	-	-	-	-	24,000
Shinhan Venture Investment Co., Ltd		-	41,000	-	(25,000)	-	16,000
	₩	3,322,302	1,029,384	450,024	(380,000)	123,431	4,545,141

(*1) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.
(*2) It is loan to Shinhan Alternative Investment Management Inc. before the merger.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. Related party transactions (continued)

(e) Related-party transactions

Major equity transactions with related parties for the years ended the December 31, 2022 and 2021 are as follows:

Related parties		December 31, 2022	December 31, 2021
Shinhan Savings Bank	₩	50,000	-
Shinhan Capital Co., Ltd.		-	150,000
Shinhan DS		-	10,000
Shinhan Asset Management Co., Ltd. (*)		-	20,000
Shinhan EZ General Insurance, Ltd		63,830	-
	₩	113,830	180,000

(*) It is the equity investment in Shinhan Alternative Investment Management Inc. before the merger.

(f) Management Compensation

Compensation for key management executives for the years ended December 31, 2022 and 2021 is as follows:

		December 31, 2022	December 31, 2021
Short-term employee benefits	₩	7,088	6,028
Severance benefits		152	64
Share-based payment expenses (*)		2,545	3,146
	₩	9,785	9,238

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(g) Shinhan Securities Co., Ltd., the subsidiary, acquired bonds of both ₩ 378 billion and ₩ 375 billion issued by the Company for the years ended December 31, 2022 and 2021, respectively.

(h) As of the December 31, 2022, the deposit of credit card use provided by Shinhan Card Co., Ltd., a subsidiary company, is ₩ 4,000 million.

35. subsequent events

To increase shareholder value, the Company determined to acquire and retire treasury stocks worth KRW 150 billion through a resolution of the board of directors on February 8, 2023.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Financial Statements
December 31, 2022 and 2021
(In millions of won)

36. Uncertainty due to changes in domestic and global economic conditions

Increased internal and external economic uncertainty, such as inflation and rising market interest rates, and the prolonged COVID-19 are negatively affecting the global economy.

The Company uses forward-looking information to estimate expected credit losses in accordance with K-IFRS No.1109 'Financial Instruments' and there have been changes in forward-looking information due to the increase in future uncertainty. Accordingly, the probability of default rate for the year ended December 31, 2022 is re-estimated using changed forward-looking information on major variables such as GDP growth rate and consumer price fluctuation rate, to compute the probability of default rate.

The Company will continue to monitor internal and external economic uncertainties and the impact of the COVID-19 on the economy.



**Report on Independent Auditor's
Audit of Internal Control over Financial Reporting**

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Shinhan Financial Group Co., Ltd

Opinion on Internal Control over Financial Reporting
We have audited Shinhan Financial Group Inc.(the Company)'s Internal Control over Financial Reporting as at December 31, 2022, based on *Conceptual Framework for Designing and Operating Internal Control over Financial Reporting*.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2022, based on *Conceptual Framework for Designing and Operating Internal Control over Financial Reporting*.

We also have audited, in accordance with Korean Standards on Auditing, the separate financial statements of the Company, which comprise the separate statement of financial position as at December 31, 2022, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flow for the year then ended, and notes to the separate financial statements including a summary of significant accounting policies, and our report dated March 6, 2023 expressed unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting
We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under these standards are further described in the *Auditor's Responsibilities for the Audit of Internal Control over Financial Reporting* section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting
Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying ICFR Operating Status Report by CEO and IAM.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Auditor's Responsibilities for the Audit of Internal Control over Financial Reporting
Our responsibility is to express opinion on the Company's internal control over financial reporting based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor's judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor's report is Sungeun Jin, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2023

This report is effective as of March 6, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company's internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

ICFR Operating Status Report by CEO and IAM

To the Shareholders, Board of Directors, and Audit Committee of
Shinhan Financial Group Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Financial Group Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting ("ICFR") for the year ending December 31, 2022.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause material misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'ICFR Evaluation and Reporting Best Practice Guideline' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2022, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient due care.

February 24, 2023

Cho, Yong-Byoung (　　　　　　)
Chief Executive Officer

Lee, Tae-kyung (　　　　　　)
Internal Accounting Manager